EIDE BAILLY LLP
5929 S FASHION POINTE DR, STE 300
OGDEN, UT 84403

WHITECLOUDS, INC.
7150 E 100 N
HUNTSVILLE, UT 84317

526340
04-01-15

WhiteClouds Inc
2015 Income Tax Return

STATEMENT THAT THIS IS A TAX RETURN
NOT A FINANCIAL STATEMENT

The accompanying federal income tax return does **NOT** constitute a financial statement. We have not audited, reviewed or compiled the accompanying income tax return and, accordingly, do not express an opinion or any other form of assurance on it.

An income tax return is not intended to constitute financial statements prepared in accordance with generally accepted accounting principles. Accordingly, it does not necessarily include all financial information or disclosures required by generally accepted accounting principles. If the omitted financial information or disclosures were included with the tax return, they might influence the users' conclusions about the taxpayer's financial position, results of operations and cash flows. Accordingly, this income tax return is not designed to be used in lieu of financial statements.

RECORD RETENTION

Copies of your tax returns are enclosed for your files. It is your responsibility to retain copies of your tax information. We recommend the following guidelines:

- Tax returns – keep indefinitely.
- Supporting documentation – keep for 8 years.
- Records supporting your tax basis in personal, investment and business assets and gift documentation – keep indefinitely.

Please note: Eide Bailly retains copies of tax returns, workpapers and other tax information for a period of eight years. After that, we dispose of all records. If you have questions regarding retention of tax records, please contact us.

EideBailly

CPAs & BUSINESS ADVISORS

September 13, 2016

WhiteClouds, Inc.
7150 E 100 N
Huntsville, UT 84317

Dear Jerry,

Enclosed are your 2015 corporate tax returns, as follows:

2015 U.S. Corporation Income Tax Return

2015 Utah Corporation Income Tax Return

Instructions for filing the above forms are furnished for easy reference.

We prepared the returns from information you furnished us without verification. Upon examination of the returns by taxing authorities, requests may be made for underlying data. We therefore recommend that you preserve all records which you may be called upon to produce in connection with such an examination.

Many states require legal entities to register with them in order to do business in their state. Please remember to keep your registration active and current for each state that you have business activities. It is also important that the corporate minutes be up to date and include such items as officers' salaries, election of officers and directors, and other important corporate decisions. If you need help in determining what documentation to include in your corporate minutes, please contact our office.

Please advise us if the Internal Revenue Service and/or State Tax Commission makes written or verbal inquiries regarding this return. Internal Revenue Service and/or State Tax Commission correspondence is occasionally incomplete and/or inaccurate. We will assist you in resolving any tax matter upon your request.

Your copy should be retained for your files.

We sincerely appreciate the opportunity to serve you. Please contact us if you have any questions concerning the tax

returns.

Sincerely,

Brent H. Griffiths, CPA

2015 TAX RETURN FILING INSTRUCTIONS

U.S. CORPORATION INCOME TAX RETURN

FOR THE YEAR ENDING

December 31, 2015

Prepared for	WhiteClouds, Inc. 7150 E 100 N Huntsville, UT 84317
Prepared by	Eide Bailly LLP 5929 S Fashion Pointe Dr, Ste 300 Ogden, UT 84403
To be signed and dated by	The appropriate corporate officer(s).
Amount of tax	Total tax $ 0 Less: payments and credits $ 0 Plus: other amount $ 0 Plus: interest and penalties $ 0 No pmt required $
Overpayment	Credited to your estimated tax $ 0 Other amount $ 0 Refunded to you $ 0
Make check payable to	Not applicable
Mail tax return and check (if applicable) to	This return has qualified for electronic filing. After you have reviewed the return for accuracy, please sign, date and return Form 8879-C to our office immediately. Your return will then be electronically filed.
Return must be mailed on or before	Not applicable
Special Instructions	

CORPORATION
Two-Year Comparison
2015

Name: WHITECLOUDS, INC.

Employer Identification Number: **-***5957

Description	Prior Year	Current Year	Increase (Decrease)
INCOME:			
GROSS RECEIPTS OR SALES LESS RETURNS AND ALLOWANCES	326,987.	4,950,395.	4,623,408.
COST OF GOODS SOLD	144,669.	854,311.	709,642.
GROSS PROFITS	182,318.	4,096,084.	3,913,766.
TOTAL INCOME	182,318.	4,096,084.	3,913,766.
DEDUCTIONS:			
SALARIES AND WAGES LESS EMPLOYMENT CREDITS	476,132.	1,193,698.	717,566.
REPAIRS AND MAINTENANCE	32,391.	26,610.	-5,781.
BAD DEBTS	0.	4,915.	4,915.
RENTS	60,000.	87,173.	27,173.
TAXES AND LICENSES	45,543.	122,415.	76,872.
DEPRECIATION	281,927.	812,400.	530,473.
ADVERTISING	115,971.	87,969.	-28,002.
EMPLOYEE BENEFIT PROGRAMS	0.	50,103.	50,103.
OTHER DEDUCTIONS	113,165.	682,396.	569,231.
TOTAL DEDUCTIONS	1,125,129.	3,067,679.	1,942,550.
TAXABLE INCOME:			
TAXABLE INCOME BEFORE NOL DEDUCTION AND SPECIAL DEDUCTIONS	-942,811.	1,028,405.	1,971,216.
NET OPERATING LOSS DEDUCTION	0.	1,028,405.	1,028,405.
TAXABLE INCOME	-942,811.	0.	942,811.
TAX COMPUTATION:			
TAX BEFORE CREDITS	0.	0.	0.
TAX AFTER CREDITS	0.	0.	0.
TOTAL TAX	0.	0.	0.
PAYMENTS AND CREDITS:			
BALANCE DUE OR REFUND:			
SCHEDULE M-1:			
NET INCOME (LOSS) PER BOOKS	-887,099.	1,380,599.	2,267,698.
FEDERAL INCOME TAX PER BOOKS	0.	63,191.	63,191.
BOOK EXPENSES NOT ON RETURN	553.	4,703.	4,150.

CORPORATION
Two-Year Comparison

2015

Name: WHITECLOUDS, INC.

Employer Identification Number: **-***5957

Description	Prior Year	Current Year	Increase (Decrease)
RETURN DEDUCTIONS NOT ON BOOKS	56,265.	420,088.	363,823.
INCOME PER RETURN	-942,811.	1,028,405.	1,971,216.
SCHEDULE M-2:			
BALANCE AT BEGINNING OF YEAR - UNAPPROPRIATED RETAINED EARNINGS	-581,858.	-1,468,957.	-887,099.
NET INCOME (LOSS) PER BOOKS	-887,099.	1,380,599.	2,267,698.
BALANCE AT END OF YEAR - UNAPPROPRIATED RETAINED EARNINGS	-1,468,957.	-88,358.	1,380,599.

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS e-file Signature Authorization for Form 1120

For calendar year 2015, or tax year beginning ____________, 2015, ending ____________, 20 ___

▶ **Do not send to the IRS. Keep for your records.**

▶ **Information about Form 8879-C and its instructions is at *www.irs.gov/form8879c*.**

OMB No. 1545-0123

2015

Name of corporation	Employer identification number
WHITECLOUDS, INC.	**-***5957

Part I — Tax Return Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	4,096,084.
2	Taxable income (Form 1120, line 30)	2	
3	Total tax (Form 1120, line 31)	3	
4	Amount owed (Form 1120, line 34)	4	
5	Overpayment (Form 1120, line 35)	5	

Part II — Declaration and Signature Authorization of Officer (Be sure to get a copy of the corporation's return)

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2015 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize EIDE BAILLY LLP (**ERO firm name**) to enter my PIN 49670 (**do not enter all zeros**) as my signature on the corporation's 2015 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2015 electronically filed income tax return.

Officer's signature ▶ ______________________ Date ▶ ____________ Title ▶ JERRY ROPELATO

Part III — Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 87395707820 (**do not enter all zeros**)

I certify that the above numeric entry is my PIN, which is my signature on the 2015 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ ______________________ Date ▶ ____________

ERO Must Retain This Form - See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

Form **7004**

(Rev. December 2012)

Department of the Treasury
Internal Revenue Service

Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns

▶ File a separate application for each return.

▶ Information about Form 7004 and its separate instructions is at *www.irs.gov/form7004* .

OMB No. 1545-0233

Print or Type

Name: WHITECLOUDS, INC.

Identifying number: **-***5957

Number, street, and room or suite no. (If P.O. box, see instructions.): 7150 E 100 N

City, town, state, and ZIP code (If a foreign address, enter city, province or state, and country (follow the country's practice for entering postal code)).: HUNTSVILLE, UT 84317

Note. *File request for extension by the due date of the return for which the extension is granted. See instructions before completing this form.*

Part I Automatic 5-Month Extension

1a Enter the form code for the return that this application is for (see below)

Application Is For:	Form Code	Application Is For:	Form Code
Form 1065	09	Form 1041 (estate other than a bankruptcy estate)	04
Form 8804	31	Form 1041 (trust)	05

Part II Automatic 6-Month Extension

b Enter the form code for the return that this application is for (see below) 12

Application Is For:	Form Code	Application Is For:	Form Code
Form 706-GS(D)	01	Form 1120-ND (section 4951 taxes)	20
Form 706-GS(T)	02	Form 1120-PC	21
Form 1041 (bankruptcy estate only)	03	Form 1120-POL	22
Form 1041-N	06	Form 1120-REIT	23
Form 1041-QFT	07	Form 1120-RIC	24
Form 1042	08	Form 1120S	25
Form 1065-B	10	Form 1120-SF	26
Form 1066	11	Form 3520-A	27
Form 1120	12	Form 8612	28
Form 1120-C	34	Form 8613	29
Form 1120-F	15	Form 8725	30
Form 1120-FSC	16	Form 8831	32
Form 1120-H	17	Form 8876	33
Form 1120-L	18	Form 8924	35
Form 1120-ND	19	Form 8928	36

2 If the organization is a foreign corporation that does not have an office or place of business in the United States, check here ▶ ☐

3 If the organization is a corporation and is the common parent of a group that intends to file a consolidated return, check here ▶ ☐
If checked, attach a statement, listing the name, address, and Employer Identification Number (EIN) for each member covered by this application.

Part III All Filers Must Complete This Part

4 If the organization is a corporation or partnership that qualifies under Regulations section 1.6081-5, check here ▶ ☐

5a The application is for calendar year 2015 , or tax year beginning ____________, and ending ____________

b **Short tax year.** If this tax year is less than 12 months, check the reason: ☐ Initial return ☐ Final return ☐ Change in accounting period ☐ Consolidated return to be filed ☐ Other (see instructions-attach explanation)

6	Tentative total tax	6	0.
7	**Total** payments and credits (see instructions)	7	0.
8	**Balance due.** Subtract line 7 from line 6 (see instructions)	8	0.

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2015 or tax year beginning ______, ending ______

▶ Information about Form 1120 and its separate instructions is at www.irs.gov/form1120.

OMB No. 1545-0123

2015

A Check if:	TYPE OR PRINT		
1a Consolidated return (attach Form 851) ☐		Name: WHITECLOUDS, INC.	B Employer identification number: **-***5957
b Life/nonlife consolidated return ☐		Number, street, and room or suite no. If a P.O. box, see instructions.: 7150 E 100 N	C Date incorporated: 01/15/2013
2 Personal holding co. (attach Sch. PH) ☐		City or town, state, or province, country and ZIP or foreign postal code: HUNTSVILLE, UT 84317	D Total assets (see instructions): $ 4,860,368.
3 Personal service corp. (see instructions) ☐			
4 Schedule M-3 attached ☐			

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

Line	Description	Box	Amount	Line	Amount
1a	Gross receipts or sales	1a	4,950,395.		
b	Returns and allowances	1b			
c	Balance. Subtract line 1b from line 1a			1c	4,950,395.
2	Cost of goods sold (attach Form 1125-A)			2	854,311.
3	Gross profit. Subtract line 2 from line 1c			3	4,096,084.
4	Dividends (Schedule C, line 19)			4	
5	Interest			5	
6	Gross rents			6	
7	Gross royalties			7	
8	Capital gain net income (attach Schedule D (Form 1120))			8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			9	
10	Other income (attach statement)			10	
11	**Total income.** Add lines 3 through 10 ▶			11	4,096,084.

Deductions (See instructions for limitations on deductions.)

Line	Description	Box	Amount	Line	Amount
12	Compensation of officers (attach Form 1125-E) ▶			12	
13	Salaries and wages (less employment credits)			13	1,193,698.
14	Repairs and maintenance			14	26,610.
15	Bad debts			15	4,915.
16	Rents			16	87,173.
17	Taxes and licenses SEE STATEMENT 1			17	122,415.
18	Interest			18	
19	Charitable contributions			19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			20	812,400.
21	Depletion			21	
22	Advertising			22	87,969.
23	Pension, profit-sharing, etc., plans			23	
24	Employee benefit programs			24	50,103.
25	Domestic production activities deduction (attach Form 8903)			25	
26	Other deductions (attach statement) SEE STATEMENT 2			26	682,396.
27	**Total deductions.** Add lines 12 through 26 ▶			27	3,067,679.
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11			28	1,028,405.
29a	Net operating loss deduction (see instructions) STATEMENT 3	29a	1,028,405.		
b	Special deductions (Schedule C, line 20)	29b			
c	Add lines 29a and 29b			29c	1,028,405.

Tax, Refundable Credits, and Payments

Line	Description	Line	Amount
30	**Taxable income.** Subtract line 29c from line 28 (see instructions)	30	0.
31	Total tax (Schedule J, Part I, line 11)	31	0.
32	Total payments and refundable credits (Schedule J, Part II, line 21)	32	
33	Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶ ☐	33	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed	34	0.
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35	
36	Enter amount from line 35 you want: **Credited to 2016 estimated tax** ▶ **Refunded** ▶	36	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ Signature of officer | Date | ▶ JERRY ROPELATO Title

May the IRS discuss this return with the preparer shown below? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
BRENT H. GRIFFITHS, CPA				P00243612
Firm's name ▶ EIDE BAILLY LLP			Firm's EIN ▶ **-***0958	
Firm's address ▶ 5929 S FASHION POINTE DR, STE 300 OGDEN, UT 84403			Phone no. 801-621-1575	

Schedule C Dividends and Special Deductions (see instructions)

	(a) Dividends received	(b) %	(c) Special deductions (a) x (b)
1 Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2 Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3 Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4 Dividends on certain preferred stock of less-than-20%-owned public utilities		42	
5 Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6 Dividends from less-than-20%-owned foreign corporations and certain FSCs		70	
7 Dividends from 20%-or-more-owned foreign corporations and certain FSCs		80	
8 Dividends from wholly owned foreign subsidiaries		100	
9 **Total.** Add lines 1 through 8			
10 Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11 Dividends from affiliated group members		100	
12 Dividends from certain FSCs		100	
13 Dividends from foreign corporations not included on lines 3, 6, 7, 8, 11, or 12			
14 Income from controlled foreign corporations under subpart F (attach Form(s) 5471)			
15 Foreign dividend gross-up			
16 IC-DISC and former DISC dividends not included on lines 1, 2, or 3			
17 Other dividends			
18 Deduction for dividends paid on certain preferred stock of public utilities			
19 **Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 ▶			
20 **Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b ▶			

Schedule J Tax Computation and Payment (see instructions)

Part I - Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)) ▶ ☐		
2	Income tax. Check if a qualified personal service corporation (see instructions) ▶ ☐	2	0.
3	Alternative minimum tax (attach Form 4626)	3	
4	Add lines 2 and 3	4	0.
5a	Foreign tax credit (attach Form 1118) — 5a		
b	Credit from Form 8834 (see instructions) — 5b		
c	General business credit (attach Form 3800) — 5c		
d	Credit for prior year minimum tax (attach Form 8827) — 5d		
e	Bond credits from Form 8912 — 5e		
6	**Total credits.** Add lines 5a through 5e	6	
7	Subtract line 6 from line 4	7	0.
8	Personal holding company tax (attach Schedule PH (Form 1120))	8	
9a	Recapture of investment credit (attach Form 4255) — 9a		
b	Recapture of low-income housing credit (attach Form 8611) — 9b		
c	Interest due under the look-back method-completed long-term contracts (attach Form 8697) — 9c		
d	Interest due under the look-back method-income forecast method (attach Form 8866) — 9d		
e	Alternative tax on qualifying shipping activities (attach Form 8902) — 9e		
f	Other (see instructions - attach statement) — 9f		
10	**Total.** Add lines 9a through 9f	10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11	0.

Part II - Payments and Refundable Credits

12	2014 overpayment credited to 2015	12	
13	2015 estimated tax payments	13	
14	2015 refund applied for on Form 4466	14	( )
15	Combine lines 12, 13, and 14	15	
16	Tax deposited with Form 7004	16	
17	Withholding (see instructions)	17	
18	**Total payments.** Add lines 15, 16, and 17	18	
19	Refundable credits from:		
a	Form 2439 — 19a		
b	Form 4136 — 19b		
c	Form 8827, line 8c — 19c		
d	Other (attach statement - see instructions) — 19d		
20	**Total credits.** Add lines 19a through 19d	20	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32	21	

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a ☐ Cash b ☒ Accrual c ☐ Other (specify) ▶		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 339900		
b	Business activity ▶ 3D PRINTING		
c	Product or service ▶ 3D PRINTABLES		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? If "Yes," enter name and EIN of the parent corporation ▶		X
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)	X	

Schedule K Other Information continued (see instructions)

	Yes	No
5 At the end of the tax year, did the corporation:		
a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851**, Affiliations Schedule? For rules of constructive ownership, see instructions		X
If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

	Yes	No
b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions		X
If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

	Yes	No
6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? (See sections 301 and 316.)		X
If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock?		X
For rules of attribution, see section 318. If "Yes," enter: **(i)** Percentage owned ▶ ______ and **(ii)** Owner's country ▶ ______		
(c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ ______		
8 Check this box if the corporation issued publicly offered debt instruments with original issue discount ▶ ☐		
If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.		
9 Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ ______		
10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ 1		
11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here ▶ ☐		
If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction on line 29a.) ▶ $ 1,588,145.		
13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year and its total assets at the end of the tax year less than $250,000?		X
If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year. ▶ $ ______		
14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement (see instructions)?		X
If "Yes," complete and attach Schedule UTP.		
15a Did the corporation make any payments in 2015 that would require it to file Form(s) 1099?		X
b If "Yes," did or will the corporation file required Forms 1099?		
16 During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock?		X
17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X

Schedule L Balance Sheets per Books

	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
Assets				
1 Cash		8,399.		100,651.
2a Trade notes and accounts receivable	72,714.		240,679.	
b Less allowance for bad debts	( )	72,714.	( )	240,679.
3 Inventories		202,484.		500,651.
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (att. stmt.) STMT 4		11,578.		25,203.
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (att. stmt.)				
10a Buildings and other depreciable assets	1,401,191.		3,678,852.	
b Less accumulated depreciation	(272,244.)	1,128,947.	(670,780.)	3,008,072.
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)	67,354.		996,218.	
b Less accumulated amortization	(26,805.)	40,549.	(42,626.)	953,592.
14 Other assets (att. stmt.) STMT 5		10,051.		31,520.
15 Total assets		1,474,722.		4,860,368.
Liabilities and Shareholders' Equity				
16 Accounts payable				430,681.
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (att. stmt.) STMT 6		268,089.		238,120.
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more				600,000.
21 Other liabilities (att. stmt.) STMT 7		526,989.		712,901.
22 Capital stock: a Preferred stock				
b Common stock	2,148,601.	2,148,601.	5.	5.
23 Additional paid-in capital				2,967,019.
24 Retained earnings - Appropriated (attach statement)				
25 Retained earnings - Unappropriated		-1,468,957.		-88,358.
26 Adjustments to shareholders' equity (attach statement)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity		1,474,722.		4,860,368.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3 (see instructions).

1 Net income (loss) per books	1,380,599.	7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2 Federal income tax per books	63,191.		
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize):	
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation $ 398,043.	
a Depreciation $		b Charitable contributions $	
b Charitable contributions $		STMT 9 22,045.	
c Travel and entertainment $ 3,559.			420,088.
STMT 8 1,144.	4,703.	9 Add lines 7 and 8	420,088.
6 Add lines 1 through 5	1,448,493.	10 Income (page 1, line 28) - line 6 less line 9	1,028,405.

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1 Balance at beginning of year	-1,468,957.	5 Distributions: a Cash	
2 Net income (loss) per books	1,380,599.	b Stock	
3 Other increases (itemize):		c Property	
		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3	-88,358.	8 Balance at end of year (line 4 less line 7)	-88,358.

Form **1125-A**

(Rev. December 2012)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

▶ **Attach to Form 1120, 1120-C, 1120-F, 1120S, 1065, or 1065-B.**

▶ **Information about Form 1125-A and its instructions is at www.irs.gov/form1125a.**

OMB No. 1545-2225

Name	Employer Identification number
WHITECLOUDS, INC.	**-***5957

1	Inventory at beginning of year	1	202,484.
2	Purchases	2	1,152,478.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	1,354,962.
7	Inventory at end of year	7	500,651.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return (see instructions)	8	854,311.

9 a Check all methods used for valuing closing inventory:

(i) ☐ Cost

(ii) ☐ Lower of cost or market

(iii) ☐ Other (Specify method used and attach explanation) ▶

b Check if there was a writedown of subnormal goods ▶ ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d**

e If property is produced or acquired for resale, do the rules of Section 263A apply to the corporation? ☐ Yes ☒ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? ☐ Yes ☒ No
If "Yes," attach explanation.

For Paperwork Reduction Act Notice, see separate instructions. Form **1125-A** (Rev. 12-2012)

524441
04-01-15

SCHEDULE G (Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ Attach to Form 1120.

OMB No. 1545-0123

Name	Employer identification number (EIN)
WHITECLOUDS, INC.	**-***5957

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
JERRY ROPELATO	***-**-6665	UNITED STATES	100.00%

Form **4562** Department of the Treasury Internal Revenue Service (99)

Depreciation and Amortization

(Including Information on Listed Property) OTHER

▶ **Attach to your tax return.**

▶ **Information about Form 4562 and its separate instructions is at *www.irs.gov/form4562*.**

OMB No. 1545-0172 **2015** Attachment Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
WHITECLOUDS, INC.	OTHER DEPRECIATION	**-***5957

Part I Election To Expense Certain Property Under Section 179 Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	1	500,000.
2	Total cost of section 179 property placed in service (see instructions)	2	2,069,408.
3	Threshold cost of section 179 property before reduction in limitation	3	2,000,000.
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	69,408.
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	5	430,592.

6 (a) Description of property	(b) Cost (business use only)	(c) Elected cost
SEE STATEMENT 10	413,565.	246,481.

7	Listed property. Enter the amount from line 29	7	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	8	246,481.
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	9	246,481.
10	Carryover of disallowed deduction from line 13 of your 2014 Form 4562	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5	11	430,592.
12	Section 179 expense deduction. Add lines 9 and 10, but do not enter more than line 11	12	246,481.
13	Carryover of disallowed deduction to 2016. Add lines 9 and 10, less line 12 ▶	13	

Note: Do not use Part II or Part III below for listed property. Instead, use Part V.

Part II Special Depreciation Allowance and Other Depreciation (Do not include listed property.**)**

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year	14	
15	Property subject to section 168(f)(1) election	15	
16	Other depreciation (including ACRS)	16	2,642.

Part III MACRS Depreciation (Do not include listed property.**)** (See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2015	17	294,803.
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here ▶ ☐		

Section B - Assets Placed in Service During 2015 Tax Year Using the General Depreciation System

	(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only - see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a	3-year property						
b	5-year property		58,882.	5.0	HY	200DB	11,776.
c	7-year property		1,764,045.	7.0	HY	200DB	252,006.
d	10-year property						
e	15-year property		119,808.	15.0	HY	S/L	3,994.
f	20-year property						
g	25-year property			25 yrs.		S/L	
h	Residential rental property	/		27.5 yrs.	MM	S/L	
		/		27.5 yrs.	MM	S/L	
i	Nonresidential real property	SEE STATEMENT 11		39 yrs.	MM	S/L	698.
		/			MM	S/L	

Section C - Assets Placed in Service During 2015 Tax Year Using the Alternative Depreciation System

20a	Class life					S/L	
b	12-year			12 yrs.		S/L	
c	40-year	/		40 yrs.	MM	S/L	

Part IV Summary (See instructions.)

21	Listed property. Enter amount from line 28	21	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instr.	22	812,400.
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	23	

Part V **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, certain computers, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ Yes ☐ No **24b** If "Yes," is the evidence written? ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use						25		
26 Property used more than 50% in a qualified business use:								
		%						
		%						
		%						
27 Property used 50% or less in a qualified business use:								
		%				S/L -		
		%				S/L -		
		%				S/L -		
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1						28		
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1							29	

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

	(a) Vehicle		(b) Vehicle		(c) Vehicle		(d) Vehicle		(e) Vehicle		(f) Vehicle	
30 Total business/investment miles driven during the year (**do not** include commuting miles)												
31 Total commuting miles driven during the year												
32 Total other personal (noncommuting) miles driven												
33 Total miles driven during the year. Add lines 30 through 32												
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
34 Was the vehicle available for personal use during off-duty hours?												
35 Was the vehicle used primarily by a more than 5% owner or related person?												
36 Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **are not** more than 5% owners or related persons.

	Yes	No
37 Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38 Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners		
39 Do you treat all use of vehicles by employees as personal use?		
40 Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41 Do you meet the requirements concerning qualified automobile demonstration use?		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," do not complete Section B for the covered vehicles.

Part VI **Amortization**

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2015 tax year:					
GOODWILL 3DPLUSME	120715	904,560.	197	15	5,025.
43 Amortization of costs that began before your 2015 tax year				43	17,020.
44 **Total.** Add amounts in column (f). See the instructions for where to report				44	22,045.

Form **8594** (Rev. December 2012)

Department of the Treasury Internal Revenue Service

Asset Acquisition Statement
Under Section 1060

▶ Attach to your income tax return.

▶ Information about Form 8594 and its separate instructions is at *www.irs.gov/form8594*

OMB No. 1545-1021

Attachment Sequence No. **169**

Name as shown on return	Identifying number as shown on return
WHITECLOUDS, INC.	**-***5957

Check the box that identifies you:

[X] Purchaser [ ] Seller

Part I General Information

1 Name of other party to the transaction	Other party's identifying number
3D PLUSME, INC.	**-***4574
Address (number, street, and room or suite no.) 14553 SOUTH 790 WEST, SUITE B	
City or town, state, and ZIP code BLUFFDALE, UT 84065	
2 Date of sale 12/07/15	3 Total sales price (consideration) 1,024,365.

Part II Original Statement of Assets Transferred

4 Assets	Aggregate fair market value (actual amount for Class I)	Allocation of sales price
Class I	$	$
Class II	$	$
Class III	$	$
Class IV	$	$
Class V	$ 144,856.	$ 144,856.
Class VI and VII	$ 879,509.	$ 879,509.
Total	$ 1,024,365.	$ 1,024,365.

5 Did the purchaser and seller provide for an allocation of the sales price in the sales contract or in another written document signed by both parties? [X] Yes [ ] No

If "Yes," are the aggregate fair market values (FMV) listed for each of asset Classes I, II, III, IV, V, VI, and VII the amounts agreed upon in your sales contract or in a separate written document? [X] Yes [ ] No

6 In the purchase of the group of assets (or stock), did the purchaser also purchase a license or a covenant not to compete, or enter into a lease agreement, employment contract, management contract, or similar arrangement with the seller (or managers, directors, owners, or employees of the seller)? [X] Yes [ ] No

If "Yes," attach a statement that specifies **(a)** the type of agreement and **(b)** the maximum amount of consideration (not including interest) paid or to be paid under the agreement. See instructions.

LICENSE GUARANTEE AGREEMENT - $37,500

LHA **For Paperwork Reduction Act Notice, see separate instructions.** Form **8594** (Rev. 12-2012)

520261 04-01-15

Part III **Supplemental Statement -** Complete only if amending an original statement or previously filed supplemental statement because of an increase or decrease in consideration.

7 Tax year and tax return form number with which the original Form 8594 and any supplemental statements were filed.

8 Assets	Allocation of sales price as previously reported	Increase or (decrease)	Redetermined allocation of sales price
Class I	$	$	$
Class II	$	$	$
Class III	$	$	$
Class IV	$	$	$
Class V	$	$	$
Class VI and VII	$	$	$
Total	$		$

9 Reason(s) for increase or decrease. Attach additional sheets if more space is needed.

Section 1.263(a)-1(f) De Minimis Safe Harbor Election

WhiteClouds, Inc.
7150 E 100 N
Huntsville, UT 84317

Employer Identification Number: 46-1805957

For the Year Ending December 31, 2015

WhiteClouds, Inc. is making the de minimis safe harbor election under Reg. Sec. 1.263(a)-1(f).

FORM 1120	TAXES AND LICENSES	STATEMENT 1

DESCRIPTION	AMOUNT
OTHER TAXES	13,937.
PAYROLL TAX EXPENSE	108,378.
UTAH TAXES - BASED ON INCOME	100.
TOTAL TO FORM 1120, LINE 17	122,415.

FORM 1120	OTHER DEDUCTIONS	STATEMENT 2

DESCRIPTION	AMOUNT
AMORTIZATION	22,045.
AUTOMOBILE	3,581.
BANK CHARGES	664.
COMMISSIONS AND FEES EXPENSE	844.
CREDIT CARD PROCESSING FEES	11,107.
DELIVERY AND FREIGHT	107,392.
DUES AND SUBSCRIPTIONS	4,963.
HOSTING EXPENSE	36,068.
INSURANCE	17,945.
INTEREST EXPENSE	6,399.
LEGAL AND PROFESSIONAL	27,383.
LICENSES AND PERMITS	2,667.
MEALS AND ENTERTAINMENT	3,559.
MISCELLANEOUS	2,398.
OFFICE EXPENSE	10,343.
OUTSIDE SERVICES	13,352.
PAYROLL PROCESSING FEES	1,280.
RESEARCH AND DEVELOPMENT	314,236.
SOFTWARE EXPENSE	11,280.
SUPPLIES	16,684.
TELEPHONE AND INTERNET	11,281.
TRAINING EXPENSE	6,305.
TRAVEL	33,127.
UTILITIES	17,493.
TOTAL TO FORM 1120, LINE 26	682,396.

NET OPERATING LOSS DEDUCTION — STATEMENT 3

TAX YEAR	LOSS SUSTAINED	LOSS PREVIOUSLY APPLIED	LOSS REMAINING	AVAILABLE THIS YEAR
12/31/13	645,334.		645,334.	645,334.
12/31/14	942,811.		942,811.	942,811.
NOL AVAILABLE THIS YEAR			1,588,145.	1,588,145.

SCHEDULE L — OTHER CURRENT ASSETS — STATEMENT 4

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
OTHER CURRENT ASSETS	11,578.	11,578.
UTILITY DEPOSITS		13,625.
TOTAL TO SCHEDULE L, LINE 6	11,578.	25,203.

SCHEDULE L — OTHER ASSETS — STATEMENT 5

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
DEPOSITS	10,051.	31,520.
TOTAL TO SCHEDULE L, LINE 14	10,051.	31,520.

SCHEDULE L — OTHER CURRENT LIABILITIES — STATEMENT 6

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
ACCRUED PAYROLL		98,910.
CREDIT CARD	42,187.	57,295.
CREDIT LINE PAYABLE	195,000.	0.
DEPOSITS FROM CUSTOMERS	13,500.	0.
OTHER TAXES PAYABLE		590.
PAYROLL TAXES PAYABLE	17,402.	16,890.
FEDERAL ACCRUED TAXES		64,335.
STATE ACCRUED TAXES		100.
TOTAL TO SCHEDULE L, LINE 18	268,089.	238,120.

SCHEDULE L | OTHER LIABILITIES | STATEMENT 7

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
LEASES PAYABLE	526,989.	712,901.
TOTAL TO SCHEDULE L, LINE 21	526,989.	712,901.

SCHEDULE M-1 | OTHER EXPENSES RECORDED ON BOOKS NOT DEDUCTED IN THIS RETURN | STATEMENT 8

DESCRIPTION	AMOUNT
PENALTIES	1,144.
TOTAL TO SCHEDULE M-1, LINE 5	1,144.

SCHEDULE M-1 | OTHER DEDUCTIONS IN THIS RETURN NOT CHARGED AGAINST BOOK INCOME | STATEMENT 9

DESCRIPTION	AMOUNT
AMORTIZATION	22,045.
TOTAL TO SCHEDULE M-1, LINE 8	22,045.

FORM 4562 | PART I - SECTION 179 EXPENSE | STATEMENT 10

(A) DESCRIPTION OF PROPERTY	(B) COST	(C) ELECTED COST
MARVEL DISPLAYS	73,347.	73,347.
OFFICE CHAIRS - BLUFFDALE OFFICE	889.	889.
18 TABLES AND DESKS	2,188.	2,188.
CONFERENCE CHAIRS - BLUFFDALE OFFICE	806.	806.
SHELVING UNITS/6	963.	963.
FURNITURE - BLUFFDALE OFFICE	2,332.	2,332.
LAPTOP	674.	674.
SCANNERS	39,348.	39,348.
CRATES	21,382.	21,382.
IPADS	1,072.	1,072.

SCANNERS	3,492.	3,492.
PROJECT 660 (3)	190,722.	23,638.
PROJECT 860 (1)	76,350.	76,350.
TOTAL TO FORM 4562, PART I, LINE 6	413,565.	246,481.

FORM 4562 NONRESIDENTIAL REAL PROPERTY STATEMENT 11

(B) MONTH/YEAR IN SERVICE	(C) BASIS	(D) RECOVERY PERIOD	(G) DEPRECIATION DEDUCTION
08/15	11,573.	39	111.
08/15	3,526.	39	34.
08/31	30,486.	39	293.
09/29	20,281.	39	152.
10/25	11,203.	39	60.
12/21	2,960.	39	3.
10/31	8,419.	39	45.
TOTALS TO 4562, LN 19I	88,448.		698.

2015 TAX RETURN FILING INSTRUCTIONS

UTAH FORM TC-20

FOR THE YEAR ENDING

December 31, 2015

Prepared for	WhiteClouds, Inc. 7150 E 100 N Huntsville, UT 84317
Prepared by	Eide Bailly LLP 5929 S Fashion Pointe Dr, Ste 300 Ogden, UT 84403
To be signed and dated by	Not applicable
Amount of tax	Total tax $ 100.00 Less: payments and credits $ 0.00 Plus: other amount $ 0.00 Plus: interest and penalties $ 21.00 Balance due $ 121.00
Overpayment	Credited to your estimated tax $ 0.00 Other amount $ 0.00 Refunded to you $ 0.00
Make check payable to	Utah State Tax Commission
Mail tax return and check (if applicable) to	This return has qualified for electronic filing. Please review your return for completeness and accuracy. We will then transmit your return electronically to the USTC.
Return must be mailed on or before	Not applicable
Special Instructions	Do not mail the paper copy of the return to the USTC. Your payment should be made as instructed below as soon as possible. Enclose a check or money order for $121.00, payable to Utah State Tax Commission. Separately mail TC-559PMT with payment to: Utah State Tax Commission 210 North 1950 West Salt Lake City, UT 84134-0180

500084 04-01-15

581342
04-01-15

CUT HERE _ _ _ **SEPARATE AND RETURN ONLY THE BOTTOM COUPON WITH PAYMENT.** _ _ _ CUT HERE

Corporation/Partnership Payment Coupon

Mail to: Utah State Tax Commission, 210 N 1950 W, SLC UT 84134-0180

TC-559 CCH
Rev. 12/11

Tax year ending (mm/dd/yyyy): 12 31 2015

USTC Use Only

Estimated payment:

- [ ] 1st qtr.
- [ ] 2nd qtr.
- [ ] 3rd qtr.
- [ ] 4th qtr.
- [ ] Extension payment
- [X] Return payment

Name of corporation/partnership	EIN
WHITECLOUDS, INC.	*****5957

C P T

Address		
7150 E 100 N		
City	State	ZIP code
HUNTSVILLE	UT	84317

Payment amount enclosed $ 121 00

Make check or money order payable to the Utah State Tax Commission.
Do not send cash. Do not staple check to coupon. Detach check stub.

****

20501
1019

Utah Corporation Franchise and Income Tax Return

2015
TC-20

For calendar year 2015 or fiscal year (mm/dd/yyyy):
beginning - and ending -

• Amended Return (code 1-4) • Mark "X" if you filed federal form 8886

Mark "X" if this is a new address:
• Physical address
• Mailing address

Corporation name
WHITECLOUDS, INC.
Address
7150 E 100 N
City
HUNTSVILLE
Foreign country (if not U.S.)

State ZIP + 4
UT 84317
Telephone number
3852068700

Employer Identification Number
*****5957
UT Incorporation/Qualification No.

1	If this corporation conducted any Utah business activity during the taxable year, enter "X"	• 1	X
2	If this corporation joined in a federal consolidated return, enter "X"	• 2	
3	Mark "X" (one only) if this return constitutes a: • 3a "water's edge" combined report • 3b "water's edge" election under UC §59-7-402(2) • 3c "worldwide" combined report		
4	If this corporation made an election for any member of the federal affiliated group during the taxable year, enter "X" • 4a IRC Section 338 • 4b IRC Section 338(h)(10) • 4c IRC Section 336(e)		
5	If this return includes any financial institution defined by Tax Commission Rule R865-6F-32, enter "X"	• 5	
6	Ultimate U.S. parent's name EIN	• 6	
7	Total tax - enter amount from Schedule A, line 26	• 7	100.
8	Total refundable credits and prepayments - enter amount from Schedule A, line 30	• 8	
9	**Tax Due** - subtract line 8 from line 7 (not less than zero)	• 9	100.
10	Penalties and interest (see instructions)	10	21.
11	**Total Due - Pay this amount** - add line 9 and line 10	• 11	121.
12	**Overpayment** - subtract the sum of line 7 and line 10 from line 8 (not less than zero)	12	
13	Amount of overpayment on line 12 to be applied to next taxable year	• 13	
14	**Refund** - subtract line 13 from line 12	• 14	0.

15 Mark "X" for each quarterly estimated prepayment meeting an exception (attach documentation): • 1st • 2nd • 3rd • 4th

USTC USE ONLY

Under penalties of perjury, I declare to the best of my knowledge and belief, this return and accompanying schedules are true, correct and complete.

SIGN HERE	Signature of officer	Date	Title JERRY ROPELATO	"X" if USTC may discuss this return with preparer below: X
Paid Preparer's Section	Preparer's signature	Date	Preparer's telephone number 8016211575	Preparer's PTIN • P00243612
	Firm's name and address EIDE BAILLY LLP 5929 S FASHION POINTE DR, STE OGDEN UT 84403			Preparer's EIN • *****0958

581301 12-11-15

Supplemental information to be Supplied by All Corporations

1 Date of incorporation: 01/15/2013 State or country in which incorporated: UTAH
mm/dd/yyyy

2 If this corporation is dissolved or withdrawn, see Dissolution or Withdrawal in the General Instructions.

3 If this corporation at any time during its tax year owned more than 50 percent of the voting stock of another corporation(s), provide the following for each corporation so owned. Attach additional pages if needed.

Name of corporation:

Address:

City, State, ZIP Code:

Percent of stock owned: % Date stock acquired:
mm/dd/yyyy

4 If more than 50 percent of the voting stock of this corporation is owned by another corporation, provide the following information about the other corporation.

Name of corporation:

Address:

City, State, ZIP Code:

Percent of stock owned: %

5 Check here if this corporation or its subsidiary(ies) had a change in control or ownership or acquired control or ownership of any other legal entity this year.

6 Enter the location where the corporate books and records are maintained:

7150 E 100 N HUNTSVILLE, UT 84317

7 Enter the state or country of commercial domicile: UTAH

• 8 Enter the year-end date of the last year for which a federal examination has been completed:
mm/dd/yyyy

Under separate cover, send a summary and supporting schedules for all federal adjustments and the federal tax liability for each year for which federal audit adjustments have not been reported to the Tax Commission. Include the date of final determination. Send the information to:

Auditing Division, Utah State Tax Commission, 210 North 1950 West, Salt Lake City, UT 84134-2000

• 9 Enter the year-end dates of years with federal examinations now in progress, and/or final determination of past examinations still pending.

mm/dd/yyyy mm/dd/yyyy mm/dd/yyyy mm/dd/yyyy

• 10 Enter the year-end dates of years for which extensions for proposing additional assessments of federal tax were agreed to with the Internal Revenue Service.

mm/dd/yyyy mm/dd/yyyy mm/dd/yyyy mm/dd/yyyy

Note: Utah Code §59-7-519 extends the Statute of Limitations for tax assessment if federal audit adjustments are not fully reported.

20503 **Schedule A - Utah Net Taxable Income and Tax Calculation** EIN **-***5957

TC-20, Sch. A 2015 Pg. 1

Line	Description		Amount
1	Unadjusted income (loss) before NOL and special deductions from federal form 1120, line 28	• 1	1,028,405.
2	Additions to unadjusted income from Schedule B, line 15	• 2	100.
3	Add line 1 and line 2	3	1,028,505.
4	Subtractions from unadjusted income from Schedule C, line 16	• 4	
5	Adjusted income (loss) - subtract line 4 from line 3	• 5	1,028,505.
6	Utah net nonbusiness income from Schedule H, line 14	• 6	
7	Non-Utah net nonbusiness income from Schedule H, line 28	• 7	
8	Total nonbusiness income net of expenses - add line 6 and line 7	8	
9	Apportionable income (loss) before contributions deduction - subtract line 8 from line 5	• 9	1,028,505.
10	Utah contributions deduction from Schedule D, line 6	• 10	
11	Apportionable income (loss) - subtract line 10 from line 9	11	1,028,505.
12	Apportionment fraction - enter 1.000000, or Schedule J, line 9, 13 or 14, if applicable	12	1.000000
13	Apportioned income (loss) - multiply line 11 by line 12	• 13	1,028,505.
14	Utah net nonbusiness income (from line 6 above)	14	
15	Utah income (loss) before Utah net loss deduction - add line 13 and line 14	• 15	1,028,505.
	If line 15 is a loss and you elected to forego the federal net operating loss carryback, do you elect to forego the Utah loss carryback? If no box is checked, the loss must be treated as a carryback. Use form TC-20L to claim a refund of prior year tax for a loss carryback.	• Yes • No	
16	Utah net loss carried forward from prior years (attach documentation)	• 16	1,588,145.
17	**Net Utah taxable income (loss)** - subtract line 16 from line 15	• 17	-559,640.
18	**Calculation of tax** (see instructions):		
	a Multiply line 17 by 5% (.05) (not less than zero) — 18a: 0.		
	b Minimum tax - enter $100 or amount from Schedule M, line b — • 18b: 100.		
	Tax amount - enter the greater of line 18a or line 18b	• 18	100.
19	Interest on installment sales	• 19	
20	Recapture of low-income housing credit	• 20	
21	Total tax - add lines 18 through 20 Carry to Schedule A, page 2, line 22	• 21	100.

22	Enter tax from Schedule A, page 1, line 21	22	100.
23	Nonrefundable credits (see instructions for two-digit codes)		
	Code Amount Code Amount		
	• 23a • 23b		
	• 23c • 23d		
	• 23e • 23f		
	Total nonrefundable credits - add lines 23a through 23f	• 23	
24	Net tax - subtract line 23 from line 22 (cannot be less than line 18b or less than zero)	• 24	100.
25	Utah use tax	• 25	
26	**Total tax** - add line 24 and line 25 Enter here and on TC-20, line 7	• 26	100.
27	Refundable credits (see instructions for two-digit codes)		
	Code Amount Code Amount		
	• 27a • 27b		
	• 27c • 27d		
	Total refundable credits - add lines 27a through 27d	• 27	
28	Prepayments from Schedule E, line 4	• 28	
29	Amended return only (see instructions)	• 29	
30	**Total refundable credits and prepayments** - add lines 27 through 29 Enter here and on TC-20, line 8	• 30	

20505 **Schedule B - Additions to Unadjusted Income** EIN **-***5957

TC-20, Sch. B
2015

Line	Description	Line	Amount
1	Interest from state obligations	• 1	
2 a	Income taxes paid to any state	• 2a	100.
b	Franchise or privilege taxes paid to any state	• 2b	
c	Corporate stock taxes paid to any state	• 2c	
d	Any income, franchise or capital stock taxes imposed by a foreign country	• 2d	
e	Business and occupation taxes paid to any state	• 2e	
3	Safe harbor lease adjustments	• 3	
4	Capital loss carryover	• 4	
5	Federal deductions taken previously on a Utah return	• 5	
6	Federal charitable contributions from federal form 1120, line 19	• 6	
7	Gain (loss) on IRC Sections 338(h)(10) or 336(e)	• 7	
8	Adjustments due to basis difference	• 8	
9	Expenses attributable to 50 percent unitary foreign dividend exclusion	• 9	
10	Installment sales income previously reported for federal but not Utah purposes	• 10	
11	Non-qualified withdrawal from Utah Educational Savings Plan (UESP) 529 account	• 11	
12	Income (loss) from IRC Section 936 corporations	• 12	
13	Foreign income (loss) for worldwide combined filers	• 13	
14	Income (loss) of unitary corporations not included in federal consolidated return	• 14	
15	Total additions - add lines 1 through 14 Enter here and on Schedule A, line 2	• 15	100.

20506 **Schedule C - Subtractions from Unadjusted Income** **TC-20, Sch. C**

EIN **-***5957 **2015**

1	Intercompany dividend elimination (see instructions)	● 1
2	Foreign dividend gross-up	● 2
3	Net capital loss	● 3
4	a Federal jobs credit salary reduction	● 4a
	b Federal research and development credit expense reduction	● 4b
	c Federal orphan drug credit clinical testing expense reduction	● 4c
	d Expense reduction for other federal credits (attach schedule)	● 4d
	e Federal qualified tax credit bond credit, income increase	● 4e
	f Federal qualified zone academy bond credit, income increase	● 4f
5	Safe harbor lease adjustments	● 5
6	Federal income previously taxed by Utah	● 6
7	Fifty percent exclusion for dividends from unitary foreign subsidiaries	● 7
8	Fifty percent exclusion for foreign operating company income (loss)	● 8
9	Gain (loss) on stock sale not recognized for federal purposes (but included in taxable income) when IRC Section 338(h)(10) or 336(e) has been elected	● 9
10	Basis adjustments	● 10
11	Interest expense not deducted on federal return under IRC Sections 265(b) or 291(e)	● 11
12	Dividends received from admitted insurance company subsidiaries exempt under UC §59-7-102(1)(c)	● 12
13	Contributions to Utah Educational Savings Plan (UESP) 529 account(s)	● 13
14	Dividends received or deemed received by a member of the unitary group from a captive REIT	● 14
15	IRC Section 857(b)(2)(E) deduction from a captive REIT	● 15
16	Total subtractions - add lines 1 through 15 Enter here and on Schedule A, line 4	● 16

Schedule D - Utah Contributions Deduction

20507 EIN **-***5957

TC-20, Sch. D
2015

1	Apportionable income before contributions deduction from Schedule A, line 9 If a loss, no contribution deduction is allowed	• 1	1,028,505.
2	Utah contribution limitation - multiply line 1 by 10% (.10) (not less than zero)	2	102,851.
3	Current year contributions	• 3	
4	Utah contributions carryforward (attach schedule)	• 4	
5	Total contributions available - add line 3 and line 4	5	
6	**Utah contributions deduction** - lesser of line 2 or line 5 Enter here and on Schedule A, line 10	• 6	0.
7	Contribution carryover to next year - subtract line 6 from line 5 • 7		

Schedule E - Prepayments of Any Type

TC-20, Sch. E

1	Overpayment applied from prior year	1	
2	Extension prepayment Date: Check no.: Enter the date and amount of any extension prepayment. If paid by check, enter the check number.	2	
3	Other prepayments (attach additional pages if necessary) Enter the date and amount of any prepayment for the filing period. If paid by check, enter the check number.		
	a Date: Check no.: 3a		
	b Date: Check no.: 3b		
	c Date: Check no.: 3c		
	d Date: Check no.: 3d		
	Total of all prepayments - add lines 3a through 3d	3	
4	Total prepayments - add lines 1 through 3 Enter here and on Schedule A, line 28	4	0.

UT TC-20 TOTAL LATE PAYMENT, FILING PENALTIES & INTEREST STATEMENT 1

REMAINING TAX DUE BALANCE	PERIOD OF LATE PAYMENT	INTEREST RATE	AMOUNT OF PENALTY
LATE INTEREST PENALTY			
			1.
LATE PAYMENT PENALTY			
			20.
TOTAL TO FORM TC-20, PAGE 1, LINE 10			21.

UT TC-20 UTAH NET LOSS CARRIED FORWARD FROM PRIOR YEARS STATEMENT 2

TAX YEAR	LOSS SUSTAINED	LOSS PREVIOUSLY APPLIED	LOSS REMAINING
12/31/13	645,334.	0.	645,334.
12/31/14	942,811.	0.	942,811.
NET LOSS CARRYFORWARD AVAILABLE THIS YEAR			1,588,145.